SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008 (report no.1).

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: Implementation of NICE SmartCenter Expanded to Improve Customer Service for Major U.S. Electric Utility, Dated December 1, 2008.

99.2 Press Release: NICE Awarded Third 8-digit Security Project in 2008, Dated December 4, 2008.

99.3 Press Release: Russian Telecom Giant, VimpelCom, to Leverage NICE Systems for Improving Business Performance in VoIP Contact Centers, Dated December 16, 2008.

99.4 Press Release: China`s Largest E-commerce Company, Alibaba.com, Selects NICE Systems for its VoIP Contact Centers, Dated December 22, 2008.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: January 5, 2009

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EXHIBIT INDEX

99.1 Press Release: Implementation of NICE SmartCenter Expanded to Improve Customer Service for Major U.S. Electric Utility, Dated December 1, 2008.

99.2 Press Release: NICE Awarded Third 8-digit Security Project in 2008, Dated December 4, 2008.

99.3 Press Release: Russian Telecom Giant, VimpelCom, to Leverage NICE Systems for Improving Business Performance in VoIP Contact Centers, Dated December 16, 2008.

99.4 Press Release: China`s Largest E-commerce Company, Alibaba.com, Selects NICE Systems for its VoIP Contact Centers, Dated December 22, 2008.

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Implementation of NICE SmartCenter Expanded to Improve Customer Service for Major U.S. Electric Utility

To add NICE recording and quality management solutions and integrate with existing NICE workforce management solution already implemented

Ra`anana, Israel, December 01, 2008 - NICE Systems (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that Atlanta-based Southern Company, a leading U.S. electricity company, has expanded its strategic implementation of NICE SmartCenter in order to create a more integrated, comprehensive contact center technology environment.  Southern Company will replace competing recording and quality management solutions, and will also add screen content analytics.  Southern Company is a long-time user of NICE`s workforce management solution, IEX TotalView, and will now expand its NICE environment to help improve agent performance and deliver the highest quality of customer service possible to the company`s over 4 million customers.

NICE will provide supervisors of the 850 agents in Southern Company`s four contact center locations with enhanced technology and tools to support precision quality management for improving agent performance, customer satisfaction, and training effectiveness.  It will also enable Southern Company`s contact center supervisors to proactively evaluate the quality of service provided to customers. By identifying key interactions and correlating them with agent screen activity, supervisors can more effectively determine what steps agents can take to deliver world-class customer service, as well as to develop programs for performance improvement.

"This strategic implementation of the NICE solutions presents an opportunity for Southern Company to upgrade to the most robust, comprehensive solution, which will enable us to improve the process of managing agents and their interactions with customers," said Harvey Ellis, Call Center Operations Support Manager, Southern Company.  "We have been using NICE`s workforce management solution successfully for ten years, so it was completely natural to make NICE SmartCenter the standard across our contact centers."

"We see leading companies across an array of industries looking to improve customer service and operational efficiency," said Eran Gorev, Chief Business Officer, NICE Systems Inc.  "By choosing to expand their implementation of NICE SmartCenter, Southern Company is demonstrating its drive to provide the level of quality service that customers expect from an industry leader, while operating in a more efficient and comprehensive manner."

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About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media NICE Systems +1 877 245 7448

Galit Belkind galit.belkind@nice.com

North American Media Contact NICE Systems +1 201 964 2682

Virginia Flood virginia.flood@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Awarded Third 8-digit Security Project in 2008

Project valued at over $10 million reflects Company`s success in focusing on large scale security deals

Ra`anana, Israel, December 4, 2008 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it won an 8-digit deal valued at over $10 million from an EMEA law enforcement agency that will utilize the NICE solutions for enhanced citizen safety and security.  Project revenue is expected to contribute to 2009 financial results.

NICE offers a unified set of solutions for the collection and analysis of both telephony and Internet data for law enforcement, intelligence and internal security organizations.  The solution provides a complete suite of operational tools and applications, which ensure that meaningful, mission-critical information is delivered to security decision makers and operational staff, enabling them to detect threats and achieve a fast and appropriate response.

"We are very happy to announce another 8-digit security deal for NICE as proof-point for the success of our strategy to focus on and win large-scale security projects," said Israel Livnat, President of NICE`s Security Group.  "NICE continues to offer the solutions of choice for helping security oriented organizations worldwide tackle the issues topmost on their security agenda - keeping the public safe by protecting them from threats of terror and crime."

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media NICE Systems +972 9 775 3896

Tania Amar tania.amar@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

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NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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Russian Telecom Giant, VimpelCom, to Leverage NICE Systems for Improving Business Performance in VoIP Contact Centers

Expands NICE implementation to enhance customer service

Ra`anana, Israel, December 16, 2008, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that leading Russian telecom, VimpelCom (NYSE: VIP), will be expanding its NICE environment with additional VoIP contact centers, bringing it to a total of 13.  The NICE solution, with a unique Russian interface, will be used to enhance the service provided to VimpelCom`s customers across Russia as well as CIS countries Kazakhstan, Ukraine, Uzbekistan, and Armenia.

VimpelCom is a multi-billion dollar company that provides telecommunications services, fixed-line, wireless, and Internet and integrated telecommunications services under the Beeline brand name.  It also provides value-added services, including infotainment, mobile Internet, voice mail, short messaging service, multimedia messaging service, caller number identification, call waiting, and data transmission, among others.

NICE will enable VimpelCom`s contact center supervisors to proactively evaluate and improve the quality of service provided to customers calling about VimpelCom`s range of wireless, fixed, broadband voice and data services.  By targeting key calls as well as correlating them with agent screen activity, supervisors will be able to more accurately identify how agent behaviors are impacting quality of service so they can develop programs for sharing best practices as well as programs for performance improvement where needed.

"Our experience with NICE`s solutions in Russia made them the clear favorite for further enhancing our capabilities in our contact centers," said Leonid Kramarenko, Customer Service Director of VimpelCom. "With the increased familiarity of the Russian and CIS consumer with mobile phone services, even well-known brand-names such as our Bee-Line require top customer care to reduce attrition and find new ways to extract insights that can help us expand market share and reduce costs. NICE provides the ideal solution."

"VimpelCom`s decision to enhance its NICE environment underlines NICE`s ongoing commitment to providing the most advanced solutions to telecommunication companies worldwide," said Tamir Ginat, President, NICE Systems EMEA. "With a unique capability of uncovering customer wants and needs, as well as the level of service agents are providing, NICE`s solutions are enabling telecoms all over the world to increase their odds of success in a fiercely competitive market, by helping to decrease churn and increase average revenue per user."

About VimpelCom

The VimpelCom Group is a telecommunications operator, providing voice and data services, covered through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, in territories with a total population of about 250 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP".

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About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media NICE Systems +972 9 775 3896

Tania Amar tania.amar@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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China`s Largest E-commerce Company, Alibaba.com, Selects NICE Systems for its VoIP Contact Centers

Global e-commerce leader to leverage NICE SmartCenter solutions to drive contact center business performance improvements

Ra`anana, Israel, December 22, 2008, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that Chinese e-commerce giant Alibaba.com, the world's leading B2B e-commerce company, placed an initial order for NICE SmartCenter solutions for two of its VoIP contact centers. The NICE solution will provide Alibaba.com with a comprehensive quality management solution for improving customer service agent performance, training effectiveness, and customer satisfaction.

The flagship of the Alibaba Group, Alibaba.com offers business-to-business service that connects millions of buyers and suppliers from around the world, and recently expanded its business to markets in India, Japan, and Korea. The Alibaba Group also includes Taobao - China's largest consumer e-commerce company, Alipay - Safe and secure online payment, Yahoo! Koubei - Online classified listings for local services and search, and Alisoft - Internet-based business management software.

NICE SmartCenter will provide Alibaba.com contact center supervisors with precision quality management to ensure customer satisfaction and foster customer loyalty. It will enable supervisors to proactively evaluate and improve the quality of service provided to customers calling about Alibaba.com`s services and for technical support.  By targeting key calls as well as correlating them with agent screen activity, supervisors will be able to more accurately identify how agent behaviors are impacting quality of service, and develop programs for performance improvement where needed.

Andy Li, Vice-President of Alibaba.com said, "NICE SmartCenter will provide us the ability to enhance customer satisfaction and drive comprehensive business performance improvements.  We are committed to providing outstanding customer service, and believe that with the NICE solution we will be able to better understand and satisfy the expectations and requirements of our customers, while improving operational efficiency."

"We are very happy to have been chosen by Alibaba.com, a leading global e-commerce company," said Doron Ben-Sira, President of NICE APAC.  "This illustrates our leadership in providing the most advanced set of contact center solutions and demonstrates the key role we play in helping organizations all over the world further enhance their performance."

About Alibaba.com
The Alibaba Group's flagship company, Alibaba.com is the world's leading B2B e-commerce company, serving small and medium-size enterprises (SMEs) in China and around the world. Alibaba.com Limited (HKSE:1688) connects millions of buyers and suppliers from around the world every day through three marketplaces: an English-language marketplace (alibaba.com) for global importers and exporters, a Chinese-language marketplace (alibaba.com.cn) for domestic trade in China, and, through a joint venture, a Japanese-language marketplace (alibaba.co.jp) facilitating trade to and from Japan. Together, its marketplaces form a community of 36 million registered users from over 240 countries and regions. Headquartered in Hangzhou, Alibaba.com has offices in more than 30 cities across mainland China as well as in Taiwan, Hong Kong, Europe and the United States.

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About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media NICE Systems +972 9 775 3896

Tania Amar tania.amar@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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